

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Jeffrey Lavers
President
3M Health Care Co
3M Center
St. Paul , Minnesota 55144

      Re: 3M Health Care Co
          Amendment No. 2 to
          Draft Registration Statement on Form 10-12G
          Submitted June 23, 2023
          CIK No. 0001964738

Dear Jeffrey Lavers:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted June 23, 2023

Exhibit 99.1
Information Statement Summary
Our Company, page 11

1.   We acknowledge your revised disclosures in response to comment 1, but reissue to the extent you have not generally revised the summary to balance your numerous statements of leadership and strengths. The revisions on page 17 removed language that appeared to provide context for the statements that remain. In addition, you continue to refer to your "trusted solutions" and "trusted brands" and that your products "enable higher quality patient care, more efficient processes and workflows, and improved standards of safety"

without stating these as your beliefs or clarifying the basis for these statements. Please refer to comments 2 and 4 of our March 15, 2023 letter.

2. We note the graphic on pages 12 and 88, and other statements throughout the summary and other sections of your prospectus regarding the safety and efficacy of your products and products into which your products are incorporated. Please revise the graphic to remove references to safety and efficacy, including as they relate to products you do not produce. As safety and efficacy determinations are solely within authority of the FDA or other regulatory agencies, please also revise the summary to explain which of your products' efficacy and safety claims have been approved by the FDA or similar regulatory authorities, and that efficacy or safety claims for your other products have not been approved by regulatory authorities. We note, for example, the broad statement on page 13 that your "solution shave been evaluated in numerous clinical studies, and results from these studies confirm the safety, efficacy and clinical benefit for their intended use."

Unaudited Pro Forma Condensed Combined Financial Information, page 77

3. Please further clarify in note (j) how you determined the appropriate tax rate to use in arriving at the pro forma provision for income taxes.   In this regard, we note that the pro forma effective tax rate on transaction accounting adjustments was approximately 12.5% compared to your historical effective tax rate of 20.6%. In addition the statutory effective tax rate also appears higher based on disclosures on page F-21. Refer to the guidance of Rule 11-02(b)(5)(i) of Regulation S-X.

4. In regards to autonomous entity adjustments, we remind you that Rule 11-02(b)(11)(iii) of Regulation S-X indicates that detailed disclosures should be provided which should include a description of the adjustment (including the material uncertainties), the material assumptions, the calculation of the adjustment, and additional qualitative information about the adjustments, if any, necessary to give a fair and balanced presentation of the pro forma financial information. Please expand your disclosures to appropriately address.

5. We note adjustment (o) to the pro forma balance sheet reflects the net impact of lease arrangements with third parties and sublease arrangements with ParentCo for facilities that will be entered into prior to the separation. Please address what consideration was given to reflecting the impact of these arrangements on your pro forma statement of income given that these arrangements do not appear to be included in adjustment (m).

6. Your disclosures on page 8 indicate that the company will also enter into a tax matters agreement, an employee matters agreement, and an intellectual property matters agreement with ParentCo. It appears that the employee matters agreement will also govern the terms of equity-based awards granted by ParentCo prior to the separation. Please help us understand what consideration was given as to whether the impact of these agreements should also be reflected in the pro forma financial information.

7.   We note that the Health Care Business entered into agreements in May 2023 to sell certain assets associated with its dental local anesthetic portfolio, which is expected to close in the third quarter of 2023. Please address what consideration was given to reflecting this transaction in the pro forma financial information.

Intellectual Property, page 119

8.   We reissue comment 4. Please revise each of the charts to quantify the patents for each indication in each jurisdiction, and for each jurisdiction, quantify the pending and issued patents. Also, please provide the expiration dates by jurisdiction.

Regulation, page 124

9.   We reissue comment 2. Please revise to provide materially complete disclosure of the regulations under which you operate. We note, for example, you have not described the classification process for Class I or II medical devices, stages of clinical trials for pharmaceuticals, have not described the medical device or pharmaceutical procedures in the EU or China, which appear to be material. In addition, please revise to summarize the "extensive laws and regulations protecting the privacy, security and integrity of patient medical information" you reference on page 128, including HIPAA, and the applicable environmental, health and safety laws on page 122. We note the statement on page 122 that the environmental, health and safety "laws, regulations, ordinances, requirements and standards affect a significant portion of [y]our activities globally across each of [y]our segments and product lines."

       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Abby Adams at 202-551-6902 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Jenna Levine, Esq.